Exhibit 12

RAYONIER INC. AND SUBSIDIARIES

RATIO OF EARNINGS TO FIXED CHARGES

(Unaudited, thousands of dollars)

	Three Months Ended March 31,
	2004	2003
Earnings:
Net income	$75,535	$8,236
Less: Income tax benefit	(43,406)	(328)
Add: Amortization of capitalized interest	601	531

	32,730	8,439

Adjustments to earnings for fixed charges:
Interest and other financial charges	11,126	12,386
Interest attributable to rentals	72	216

	11,198	12,602

Earnings as Adjusted	$43,928	$21,041

Fixed charges:
Fixed charges above	$11,198	$12,602
Capitalized interest	—	—

Total Fixed Charges	$11,198	$12,602

Ratio of Earnings as Adjusted to Total Fixed Charges	3.92	1.67